Exhibit 10.54

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the securities and exchange commission pursuant to rule 406 of the securities act of 1933, as amended.

COLLABORATIVE RESEARCH AGREEMENT

This Collaborative Research Agreement is entered effective as of June 12, 1995, by and between Sequana Therapeutics, Inc., a California corporation, having its principal place of business at 11099 North Torrey Pines Road, Suite 160, La Jolla, California 92037 ("Sequana"), and Boehringer Ingelheim International GmbH, a German corporation having its principal place of business at D-55216 Ingelheim am Rhein ("BI").

Recitals

Whereas, Sequana has generated data regarding the genetic basis of Asthma and Sequana and BI desire to collaborate in the investigation into the genetic basis of Asthma pursuant to the terms of this Agreement; and

Whereas, the goal of the collaboration is to identify the gene or genes responsible for Asthma with a view to BI developing products for the prevention or treatment of Asthma; and

Whereas, the Parties wish to provide for the allocation of rights to therapeutic compounds, compositions and products and all diagnostic devices, compounds, kits and services as provided herein; and

Whereas, of even date herewith Sequana and BI have entered into a Stock Purchase Agreement pursuant to which BI has agreed to purchase, and Sequana has agreed to sell to BI, shares of Sequana Series F Preferred Stock.

Now, Therefore, the Parties agree as follows:

  DEFINITIONS

  As used herein, the following terms will have the meanings set forth below:

    "Affiliate" means any entity that directly or indirectly Owns, is Owned by or is under common Ownership, with a Party to this Agreement. "Own," "Owned" or "Ownership" means direct or indirect possession of at least fifty percent (50%) of the outstanding voting securities of a corporation or at least fifty percent (50%) equity interest in any other type of entity or substantial control of a corporation or any other entity.

    "Agreement" means the present agreement together with the Exhibits attached hereto.

    "Annual Research Plan" means the annual plan for Research as described in Article 2.6. An outline of the Annual Research Plan for the first year of the Agreement is set forth in Exhibit A.

    "Asthma" means asthma, including airway hyperreactivity and atopy.

    "Asthma Database" means any Result(s) that Sequana or BI owns, controls or has a license to, which such Party has the right to sublicense, relating to families or individuals with Asthma which the JRC designates to be the subject of the Research efforts of the Parties or any third party under this Agreement. This includes any Sequana Results existing as of the Effective Date.

    "Asthma Gene" means a Gene that during the Research Term:

    (i) is discovered by either Party, or a third party directed by the JRC, through studies with the Asthma Database; and

    (ii) has been successfully cloned and sequenced by or for either Party; and

    (iii) has been shown by or for either Party to be altered or deleted in coding, non-coding or control regions in individuals, resulting in or associated with the pathophysiological or functional changes causing, predisposing or suppressing the development of Asthma.

    "BI Products" means any pharmaceutical composition of a Compound for the treatment or prevention of Asthma in humans or animals which is covered by a BI Patent, Sequana Patent or Joint Patent. BI Products include Type I Products, Type 2a Products, Type 2b Products, Type 3 Products and Type 4 Products, which correspond, in each case, to the applicable Compound. BI Product shall not include any pharmaceutical composition of a compound that BI can demonstrate to the satisfaction of Sequana pursuant to Article 4.11.1 was either already in the structural optimization, pre-clinical or clinical phase of BI drug development for the prevention or treatment of Asthma, prior to the date of any disclosure to BI regarding the target such compound is active against, or was developed totally independently of the information developed through the Research.

    "BI Know-How" means all tangible and intangible inventions, technology, trade secrets, data, processes, methods, and any physical, chemical or biological material, including any replication or any part of such material, or other information that BI owns, controls or has a license to as of the Effective Date or during the Research Term, that are necessary or useful to conduct the Research, and which BI has the right to sublicense. BI Know-How shall not include BI Patents, Joint Results or Joint Patents.

    "BI Patents" means all Patent Applications having a priority date prior to four (4) years following the end of the Research Term, and any Patents issuing thereon, in each case, that are owned or controlled by BI, which claim the discovery, development, manufacture, sale or use of any Asthma Gene, Asthma Gene sequence information, Compound or any BI Product or Sequana Product. BI Patents shall not include BI Know-How, Joint Results or Joint Patents.

    "BI Result" means any Result(s), made, created, developed or reduced to practice solely by employees of BI, its Affiliates, sublicensees, or other persons or entities on behalf of BI.

    "BI Software" means any software, code or programs developed or owned-solely by BI or licensed exclusively to BI that BI has the right to sublicense.

    "BI Technology" means, collectively, the BI Patents, BI Know-How, BI Results and BI Software.

    "Compound", means any active ingredient for use in a BI Product. Compounds shall include Type 1, Type 2a, Type 2b, Type 3 and Type 4 Compounds.

      "True 1 Compound" means (i) a recombinant protein expressed by an Asthma Gene, or (ii) a peptide which is part of a protein expressed by an Asthma Gene, regardless of how made.

      "Type 2a Compound" means any Compound, developed based on information identified through the Research, that directly inhibits (in whole or part), directly alters the activity of, directly binds to, directly modulates or functionally replaces an Asthma Gene. By way of example and without limitation, examples of Type 2a Compounds would be (i) an antisense oligomer or a modification thereof or (ii) a polynucleotide used for gene therapy.

      "Type 2b Compound" means any Compound (other than a Type 1 Compound) developed based on information identified through the Research, that directly inhibits (in whole or part), binds to, modulates or functionally replaces all or part of a protein expressed by an Asthma Gene. By way of example and without limitation, examples of Type 2b Compounds would be (i) an antibody to the protein, (ii) a peptide, other than a part of a protein expressed by an Asthma Gene, or (iii) a small molecule drug.

      "Type 3 Compound" means any Compound (other than a Type 1, 2a or 2b Compound) developed based on an intervention point or target (other than an Asthma Gene or its Gene product) upstream or downstream in a biochemical pathway elucidated through the Research.

      "Type 4 Compound" means any Compound directed at a target which BI can demonstrate to the satisfaction of Sequana has been screened by BI for the identification of compounds for the prevention or treatment of Asthma, prior to the target having been validated by the information identified through the Research.

    "Confidential Information" means, subject to the limitations set forth in Article 8, all BI Technology, Sequana Technology, and all Joint Results.

    "Dominating Patent" shall mean an unexpired patent that has not been invalidated by a court or a governmental agency which is owned by a third party neither controlled, controlling nor under common control with BI nor its Affiliates or sublicensees covering essential features of BI Products made and sold by BI under circumstances such that BI has no commercially reasonable alternative to obtaining a royalty-bearing license under such patent in order to commercialize BI Products under this Agreement.

    "Effective Date" means the date set forth in the caption above.

    "FDA" means the United States Food and Drug Administration, or any successor organization.

    "Field" means the identification and study through the use of the Asthma Database of human Genes and Gene sequence information responsible for causing, predisposing or suppressing the development of Asthma.

    "Full Time Equivalent" or "FTE" shall mean 1880 hours of work in the Research per year.

    "Gene" means a gene including all its regulatory sequences, and any and all variants thereof, including, without limitation, "splice variants," alleles and mutations of the gene.

    "Investigational New Drug Application" or "IND" means an application to commence Phase I clinical trials in a Major Country.

    "Joint Patents" means any or all Patents and Patent Applications, both U.S. and foreign, based upon Joint Results, that have a priority date on or before four (4) years after the end of the Research Term.

    "Joint Research Committee" or "JRC" means a committee of Sequana and BI employees as described in Article 3.1.

    "Joint Results" means any Result or Results made or discovered jointly by Sequana (including its Affiliates, sublicensees, or other persons or entities on behalf of Sequana) together with BI (including its Affiliates, sublicensees, or other persons or entities on behalf of BI).

    "Major Country" means any of the United States of America, Canada, Australia, Japan or any country in the European Union.

    "Net Sales" means the actual billing price received by the Parties or their Affiliates or sublicensees, as appropriate, from sales of BI Products or Sequana Products to third party customers (but not including the sale by BI or Sequana to their respective Affiliates or sublicensees), less the following deductions:

    (i) Prompt payment or other trade or quantity discounts actually allowed and taken in such amounts as are customary in the trade, including private sector or governmental rebates such as Medicaid rebates or rebates to pharmaceutical benefit organizations or managed health care groups, directly relate to such;

    (ii) Amounts repaid or credited by reason of timely rejections or returns;

    (iii) Taxes (other than franchise or income taxes on the income of the selling Party), including any withholding taxes, directly related to such sale and actually paid; and

    (iv) Transportation and delivery charges, including insurance premiums, actually incurred.

    "New Drug Application" or "NDA" means a new drug application to the IDA or the equivalent agency of the European Union or Japan to commence commercial sale of a drug.

    "Party or Parties" means BI or Sequana, or BI and Sequana.

    "Patent" means an United States or foreign patent or supplementary protection certificate issued on a Patent Application, including, all extensions, reissues, re-examinations, renewals, and inventors' certificates, and all foreign counterparts of the aforementioned.

    "Patent Application" means a United States or foreign application for a Patent, including all substitutions, divisionals, continuations, and continuations-in-part, and all foreign counterparts of the aforementioned.

    "Product License Application" or "PLA" means an application to the FDA or the equivalent agency of the European Union or Japan to commence commercial sale of a biological.

    "Research" means all work by or on behalf of BI and Sequana in the Field during the Research Term.

    "Research Term" means the period commencing on the Effective Date and ending on the first to occur of: (i) termination of this Agreement according to Article 12; or (ii) the fifth anniversary of the Effective Date, or such later day as the parties may agree pursuant to Article 2.12.

    "Result(s)" means any and all inventions, discoveries, methods, ideas, know-how, data (including the Asthma Database), software, techniques and information, including any gene, genes, and sequence information whether or not patentable, and all Patents, Patent Applications, and other proprietary rights appurtenant thereto, that are made, created, or reduced to practice in the course of the performance of the Research or existing as of the Effective Date, as well as any and all reports relating to the conduct of the Research during the Research Term.

    "Sequana Product" means a diagnostic product in the form of a device, compound, kit or service developed based on an Asthma Gene, and that is covered by a claim of a BI Patent, Sequana Patent or Joint Patent.

    "Sequana Know-How" means all tangible and intangible inventions, technology, trade secrets, data, processes, methods, and any physical, chemical or biological material, including any replication or any part of such material, or other information that Sequana owns, controls or has a license to as of the Effective Date or during the Research Term, that are necessary or useful to conduct the Research, and which Sequana has the right to sublicense. Sequana Know-How shall not include Sequana Patents and Sequana Software.

    "Sequana Patents" means all Patent Applications having a priority date prior to four (4) years following the end of the Research Term, and any Patents issuing thereon, in each case, that are owned or controlled by Sequana and claim the discovery, development, manufacture, sale or use of any Asthma Gene, Asthma Gene sequence information, Compound, BI Product or Sequana Product. Sequana Patents shall not include Sequana Know-How, Joint Results or Joint Patents.

    "Sequana Result" means any and all Results made, created, developed or reduced to practice solely by employees of Sequana, its Affiliates, sublicensees, or other persons or entities on behalf of Sequana.

    "Sequana Software" means any software, code or programs developed or owned solely by Sequana or licensed exclusively to Sequana that Sequana has the right to sublicense.

    "Sequana Technology" means, collectively, the Sequana Patents, Sequana Know-How, Sequana Software, and Sequana Results.

    "SLRI" means the Samuel Lunenfeld Research Institute/Mt. Sinai Hospital.

    "SLRI Agreement" means that certain agreement entered by Sequana and Mount Sinai Hospital Corporation, effective as of July 15, 1994.

  RESEARCH

    Research Goals. During the Research Term, BI and Sequana shall conduct Research on a collaborative basis with the goal of discovering Asthma Genes. Specific goals of the Research will be the identification of the Gene or Genes associated with Asthma, including analysis of genetic linkage, physical mapping, sequencing and identification of mutations in any particular Gene resulting in or associated with the pathophysiological or functional changes causing, predisposing or suppressing the development of Asthma.

    Initial Fee. Within fifteen (15) days after the Effective Date, BI will pay to Sequana an initial fee of $2,000,000, which amount shall be non-refundable and noncreditable against other amounts due Sequana under this Agreement.

    Research and Funding Obligations.

      General Obligations. Each party shall use reasonable commercial efforts to carry out their responsibilities in connection with the Research to achieve the objectives of the Research as promptly as practicable.

      Sequana Research Obligations. During the Research Term, Sequana will commit to the Research a team of ten (10) appropriately qualified full time equivalent ("FTE") researchers (averaged over each calendar year), or such greater number of FTE researchers as the JRC may agree, to conduct the Research. Sequana shall be responsible for the management of its employees and contractors, including compensation and evaluation.

      BI Research Obligations. BI, at BI's expense, will to the extent available to BI, provide the necessary personnel, resources, expertise and support for the activities necessary to carry out BI's obligations under this Agreement in an effective and timely manner. BI shall be responsible for all of its own expenses incurred in connection with the Research and shall be responsible for the management of its employees and contractors, including compensation and evaluation.

      BI Funding Obligations. BI will provide Sequana funding for each FTE Sequana researcher involved in the Research at a rate of $280,000 per year per FTE for the first year of the Agreement, which amount shall increase by five percent (5%) per year in each subsequent year of the Research. Such amounts shall be paid to Sequana in equal installments every three (3) months, in advance, with the first payment due within fifteen (15) days after the Effective Date and the second payment due within fifteen (15) days following the approval by the JRC of the initial Research Plan but in no event earlier than three (3) months after the Effective Date.

    Research Patient Collection and Research Patient Collection Funding.

      SLRI Agreement. Prior to the Effective Date, Sequana has entered into the SLRI Agreement which provides Sequana exclusive rights to study patient samples provided by SLRI, including samples from Tristan da Cunha. The Tristan da Cunha samples obtained by Sequana from SLRI shall be used in connection with the Research, and Sequana shall be responsible for paying to SLRI any amounts due under the SLRI Agreement for the use of such patient samples in the Research.

      Further Patent Samples: Third Party Research Activities. Sequana shall be reimbursed for the costs of acquiring patient samples under agreements (other than the Tristan da Cunha samples under the SLRI Agreement) entered by Sequana prior to the Effective Date as outlined in Exhibit B in the sum of $347,000. During the Research Term, Sequana may, with the consent of the JRC, enter into further agreements to acquire additional patient samples for use in the Research. BI will pay to Sequana the costs of acquiring such patient samples within thirty (30) days of Sequana incurring such costs, up to a total of $6,000,000 (which sum includes the $347,000 to be reimbursed to Sequana, which amount shall be paid to Sequana within fifteen (15) days of the Effective Date). Subject to JRC approval, a portion of such $6,000,000 may be paid to third parties for the conduct of Research activities.

    Research Milestones.

      Milestone Payments. BI will pay to Sequana the research milestone payments below within thirty (30) days of the date of confirmation by the JRC of the achievement of such milestone.

(a) Completion of genotyping and linkage analysis. Linkage for distinct loci determined at a maximal interval size (=flanking markers) of 5 cM, with LOD scores >3 or p values < 0.01 depending on the patient material (i.e., families or sib pairs) for linked markers.	$1,000,000
(b) Completion of physical mapping containing greater than 95% of the minimal region, not to exceed the flanking markers described above.	$1,000,000

      (c) Successful identification of any Asthma Gene, up to a total of five (5) Asthma Genes. Successful identification shall be shown by isolation of a cDNA with at least one of the following characteristics: (i) significant sequence re-arrangements in the coding or the promoter region in affected individuals; or (ii) obvious disease-specific re-arrangements detected by SSCP, DGGE or other appropriate mutation detection technologies.

For each of the first two Asthma Genes.	$2,000,000
For each of the third, fourth and fifth Asthma Genes.	$1,000,000
No further milestones shall be due for any additional Asthma Genes, beyond the first five (5) Asthma Genes, subject to Article 2.5.2.

      Notwithstanding the above, payments for successful identification shall only be made with respect to Gene sequences which have not previously been patented by a third party or publicly shown to be altered in asthma patients at the time of the identification of such sequences.

      Creditability. The research milestone payments for Gene identification paid pursuant to Article 2.5.1(c) with respect to a particular Asthma Gene shall be non-refundable but creditable against any further milestone or royalty payments owed by BI to Sequana under this Agreement in the event that any Type 1, Type 2a or Type 2b Compound (but not a Type 3 or Type 4 Compound) based on such Asthma Gene is found following such payment to be within the scope of the claims of a Dominating Patent. In each such event, the applicable Asthma Gene shall be deemed not to be one of the first five Asthma Genes and one further Asthma Gene beyond the first five Asthma Genes identified will be counted as one of the first five Asthma Genes for the purpose of any of the payment of Gene identification milestones in accordance with Article 2.5.1(c).

      JRC Determination. The JRC shall be responsible for determining when each milestone has been achieved, and shall promptly make such determination in writing. Each milestone shall be deemed to have been achieved when sufficient data is available to proceed to the next stage of research. In the event the JRC cannot agree whether a milestone has been achieved, the decision will be subject to the dispute resolution procedure of Article 3.5.

    Research Projects.

      Annual Research Plan. The particular Research projects to be carried out in each year of the Research Term will be described in the Annual Research Plan prepared by the JRC according to this Article 2.6. The Annual Research Plan will delineate the specific studies, number of researchers, timetable and technical goals to be pursued by Sequana and BI during the applicable year. The Annual Research Plan for the first year of the Research Term will be written by the JRC based on the outline in Exhibit A within ninety (90) days of the Effective Date and thereafter by each anniversary of the Effective Date.

      Responsibilities of the Parties. The Annual Research Plan(s) shall provide that the Parties have the following responsibilities: Sequana shall be responsible for conducting genotype analysis on appropriate patient DNA samples and linkage analysis; Sequana shall be responsible for gene identification studies, although BI may at its discretion participate in such activities; and BI shall be responsible for Gene expression and functional analysis of the Gene product(s) from the Genes identified, although Sequana may at the discretion of the JRC participate in such activities.

    Access To Technology.

      BI Technology. BI shall make available and disclose to Sequana during the Research Term the BI Technology necessary or useful to conduct the Research.

      Sequana Technology. Sequana shall make available and disclose to BI during the Research Term the Sequana Technology necessary or useful to conduct the Research.

      Availability of Samples. Both Sequana and BI will make available to the other chemical or biological samples relating to the Asthma Database, in their possession, from the Effective Date until the date three (3) years after the end of the Research Term. Such samples may include, but are not limited to, DNA and RNA.

      No Licenses. No licenses are granted pursuant to this Article 2.7. All license rights granted the Parties are contained in Article 5.

    Access to Data. During the Research Term, each Party will provide the other with raw data in original or on-line form or a photocopy thereof for any and all Results as reasonably requested by the other Party.

    Discovered Genes and Sequence Information. Both Sequana and BI shall notify the other as soon as reasonably practicable, of any Asthma Gene and Asthma Gene sequence information discovered during the Research Term from the analysis of the Asthma Database, or any Gene(s) or Gene sequence information discovered during the Research Term by a Party in any way implicated in Asthma.

    Rights to Gene Sequence Information. Following the identification of any Gene or Gene sequence information from the Asthma Database that is determined not to be an Asthma Gene by the JRC, Sequana shall grant to BI the right of first refusal to acquire an exclusive or non-exclusive license, with the right to grant sublicenses according to Article 5.3, of Sequana's rights in the identified Gene or Gene sequence. BI shall have six (6) months from the date of the determination by the JRC that the pertinent Gene or Gene sequence is not an Asthma Gene to exercise its right of first refusal. Upon written notification by BI to Sequana that it wishes to enter into a license agreement with respect to the Gene or Gene sequence, the Parties shall negotiate such an agreement in good faith. During such six (6) month period BI shall offer in writing the terms pursuant to which BI would enter into a license agreement with Sequana with respect to such Gene or Gene sequence information. If after the expiration of six (6) months from the date of determination by the JRC with respect to any Gene or Gene sequence, BI has not notified Sequana in writing of its interest in entering into a license agreement with respect thereto, or upon earlier notification by BI to Sequana that it is not interested, or, if BI has exercised its right of first refusal but the parties have failed to execute a license agreement within six (6) months from the date that BI provided Sequana notice of its interest in acquiring such a license (the "Negotiation Period"), each Party may immediately use such Gene or Gene sequence for any purpose; provided, if BI has exercised its right of first refusal, Sequana will not grant a third party a license with respect to any such Gene or Gene sequence on terms more favorable to the third party than those offered by BI to Sequana during the Negotiation Period.

    Final Report. Within ninety (90) days following the end of the Research Term, the Parties shall exchange final written reports detailing the Research.

    Research Term Extension. Not less than ninety (90) days prior to the fifth anniversary of the Effective Date, each Party shall inform the other whether it wishes to continue the Research Term for an additional one (1) year period to complete on-going projects. If both Parties desire to continue the Research, the Research Term shall be extended until the sixth anniversary of the Effective Date.

  JOINT RESEARCH COMMITTEE

    Composition of the JRC. Within ten (10) days of the Effective Date, each Party will assign three (3) of its employees involved in the Research to serve as regular members of the JRC. BI or Sequana may replace any of its appointed representatives to the JRC without the necessity of amending this Agreement upon written notice to the other Party. Other nonvoting representatives of either Party, including employees not directly performing Research, may from time to time, with the consent of the JRC, be asked or permitted to participate in JRC meetings, but shall not be entitled to vote on decisions made by the JRC at such meetings. The Parties hereby agree that a representative of SLRI reasonably acceptable to the Parties shall be permitted to participate in JRC meetings but shall not be entitled to vote on decisions made by the JRC at such meetings.

    Meetings. The JRC will meet at least quarterly at a venue and time to be agreed by the Parties. Unless otherwise agreed, the location of the meetings shall alternate between BI's facilities at Ingelheim, Germany or Vienna, Austria, and Sequana's facilities at San Diego, California, with the first JRC meeting to take place in Vienna, Austria. The Party hosting the meeting shall prepare a written report within thirty (30) days after the meeting, summarizing in reasonable detail any reports of the Parties during the meeting regarding the Results of the Research of each Party during the immediately preceding period. During the Research Term, the Parties shall exchange written reports not less often than four (4) times per year presenting a meaningful summary of the Research.

    Decisions. A quorum consisting of at least two (2) representatives of each Party must be present in order for the JRC to conduct an official meeting. All decisions of the JRC will require the unanimous vote of its regular members, whether or not present at the meeting. Votes can be conducted in person or by written consent. Any matters which cannot be resolved by the JRC shall be referred to the Chief Executive Officer of Sequana and Corporate Board Member, Pharmaceuticals of BI for resolution, pursuant to Article 3.5 below.

    Rights and Duties of the JRC. The JRC shall:

    (i) facilitate the exchange of Results between the Parties;

    (ii) coordinate and plan the respective Research efforts of the Parties;

    (iii) direct the Research, and monitor and assess the progress of such Research in relation to the stated goals and objectives of this Agreement;

    (iv) advise and assist in the resolution of any scientific or technical difficulties which are experienced by either Party in performing the Research;

    (v) consider Results, inventions and discoveries arising out of the Research including the determination and acknowledgment of whether or not an identified sequence is an Asthma Gene;

    (vi) review and attempt to resolve any disputes relating to a proposed publication of material related to the Research;

    (vii) review and attempt to resolve any other disputes between the Parties;

    (viii) prepare each Annual Research Plan;

    (ix) adjust the size and composition of the Research team of Sequana, and advise BI regarding the size and composition of its Research team;

    (x) stipulate when research milestones have been achieved according to Article 2.5; and

    (xi) prepare an annual estimate of payments to be made by BI to Sequana under the terms of this Agreement.

    Dispute Resolution. Any dispute between the Parties which cannot be amicably settled, shall be resolved as set forth below.

      Technical Disputes. Disputes concerning any matter relating to this Agreement which has a significant technical component, including without limitation, (i) the conduct of the Research; (ii) whether any research milestone subject to Article 2.5 has been achieved; or (iii) whether a particular product developed or distributed by BI or its Affiliates or sublicensees subject to this Agreement falls within the definition of a particular BI Product Type, shall be resolved as follows. Upon written notice of a dispute by either Party to the other, representatives of the Parties shall meet within thirty (30) days, or such other period as the parties may agree, to attempt to resolve the dispute. During the Research Term, such representatives shall be members of the JRC; following the Research Term, such representatives shall be designated by the Chief Executive Officer of Sequana and the Corporate Board Member, Pharmaceuticals of BI for their respective Parties. If such representatives resolve the dispute, they shall set forth in writing the resolution. If the representatives are unable to resolve any such dispute within the specified period, the dispute shall be automatically referred to the Chief Executive Officer of Sequana and the Corporate Board Member, Pharmaceuticals of BI, who will have a reasonable agreed period to resolve the dispute. If the Chief Executive Officer of Sequana and the Corporate Board Member, Pharmaceuticals of BI resolve any such dispute, they shall set forth the resolution in writing. If the Chief Executive Officer of Sequana and the Corporate Board Member, Pharmaceuticals of BI are unable to resolve the dispute within a reasonable agreed time, and either Party wishes to finally resolve the matter the dispute shall be resolved by binding arbitration pursuant to the procedure described in Article 3.5.2 below.

      Arbitration. Within thirty (30) days following the decision of the Chief Executive Officer of Sequana and the Corporate Board Member, Pharmaceuticals of BI that they cannot resolve a technical dispute subject to Section 3.5.1, either Party may submit such matter to binding arbitration. Such arbitration shall be conducted by three (3) arbitrators in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA"). The Parties shall attempt to agree on individuals who will serve as the arbitrators, selecting persons reasonably qualified to resolve such technical disputes. If the Parties are unable to select arbitrators within the thirty (30) day period, then the arbitrators shall be selected in accordance with AAA Rules. Within seven (7) days after the appointment of the arbitrators, each Party shall submit to the arbitrators and each other a detailed written statement of that Party's proposed resolution of the dispute. The arbitrators shall be entitled to select one or the other of the proposed resolutions and shall not be entitled to modify any proposed resolution or to select a resolution other than one of those that has been submitted by a Party. The arbitrators shall select the proposed resolution that is the closest to the resolution that the arbitrators believe is most consistent with the Parties' obligations and expectations as evidenced by this Agreement and also taking into consideration notions of fairness and what is appropriate under the circumstances. The arbitrators shall inform the Parties in writing of the resolution selected as promptly as possible and in no event later than thirty (30) days after submission of the last written statement by a Party. The decision of the arbitrators may be enforced in any court of competent jurisdiction. The costs of any arbitration shall be divided equally between the Parties, and the Parties shall pay their own expenses (including attorneys fees) incurred in connection with such arbitration.

      Non-Technical Disputes. With respect to any dispute which is not subject to Articles 3.5.1 and 3.5.2, either Party may seek remedies at law or in equity, subject to Article 16.1 below.

  DEVELOPMENT MILESTONES AND ROYALTIES

    Milestones.

      Milestone Payments. BI shall pay to Sequana the applicable milestone payments set forth below, subject to Article 4.1.2, within thirty (30) days after the achievement of the following development milestones with respect to each BI Product: ("M" = millions of U.S. dollars)

	Type 1 Product	Type 2a Product	Type 2b Product	Type 3 Product	Type 4 Product
IND filing	$ 2 M	$2M	$ 1 M	$ 1 M	$ 0.5M
NDA/PLA filing	$ 4 M	$ 3 M	$2M	$2M	$ 2 M
NDA/PLA approval	$ 8 M	$4M	$2M	$2M	$ 2 M

      The milestone payments made pursuant to this Article 4.1 shall be non-refundable but creditable against royalties due Sequana pursuant to Article 4.2 below, beginning in the year following the third full calendar year of commercial sale of any BI Product, up to a maximum of fifty percent (50%) of the royalties due in any year.

      Milestone Reductions. The milestone payments made pursuant to this Article 4.1 shall be reduced for subsequent Type 1, Type 2a and Type 2b Products as follows: (i) for the second BI Product of a particular BI Product Type based on a different Asthma Gene from the first BI Product, BI shall pay to Sequana seventy percent (70%) of the milestone payments above for such BI Product; and (ii) for the third BI Product of a particular BI Product Type based on a different Asthma Gene from the first two BI Products, BI shall pay to Sequana fifty percent (50%) of the milestone payments above for such BI Product; provided, no milestone payments shall be due for any such subsequent BI Product of a particular BI Product Type.

      Milestone Payment Exclusions. Notwithstanding the above, no additional milestone payment shall be due by BI under this Article 4.1 for a subsequent IND or NDA (as applicable) for improvements or modifications to a BI Product based on a particular Asthma Gene, if the BI Product is functionally equivalent to a BI Product based on the same Asthma Gene for which the applicable commercialization milestone has been previously paid. As used herein, an improved or modified BI Product shall be deemed functionally equivalent to another BI Product if it works by a similar mechanism and is directed at the same target.

    Royalties. BI shall pay to Sequana the royalties set forth below on Net Sales of BI Products by BI, and its Affiliates and sublicensees:

Royalty
Type I Product	12%
Type 2a Product	5%
Type 2b Product	3%
Type 3 Product	2%
Type 4 Product	2%

    In the event that a commercially significant competitive product that acts on the same intervention point as a Type 3 or Type 4 Product is introduced by a party other than BI or its Affiliates or sublicensees into a geographic market in which BI has Net Sales, the royalties due to Sequana on such Type 3 or Type 4 Product in that market shall be reduced to 1% of Net Sales, from the date the competitive product is introduced into the particular market, as long as such product is sold in that market, and such royalties shall not be subject to any further reductions or offsets. In the event such competitive product that acts on the same intervention point as a Type 1, Type 2a or Type 2b Product is introduced by a party other than BI or its Affiliates or sublicensees into such market, the Parties will meet to discuss whether a reduction should be made in the royalties payable to BI; provided, no such reduction shall occur without the mutual written consent of the Parties.

    Royalty to BI on Sequana Products. In the event that BI has contributed significantly to the development of a Sequana Product (other than through the support of or performance of the Research), the parties shall negotiate in good faith a royalty to be paid to BI by Sequana on Net Sales of such Sequana Product, which royalty shall reflect BI's contribution to the development of such Sequana Product.

    Third Party Licenses and Royalties. BI shall be responsible for the payment of any amounts due third parties for Intellectual property necessary for the performance of the Research and the commercialization of the BI Products; provided, BI may offset any amounts due third parties under licenses required to commercialize BI Products, up to a maximum of fifty percent (50%) of the royalties due Sequana in any quarter. Notwithstanding the above, Sequana shall be responsible for payments due SLRI under the SLRI Agreement.

    Royalty Term. BI's obligation to pay royalties to Sequana shall continue for each BI Product on a country-by-country basis until the earlier of (i) twelve (12) years following the first commercial sale of a BI Product in a country, or (ii) the expiration of the last to expire Patent within the BI Patents, Sequana Patents or Joint Patents covering a particular BI Product in such country.

    Reports; Payments. BI shall deliver to Sequana written reports (consistent with generally accepted accounting principles and in a format specified by the Parties and consistent with BI internal accounting policy ) within sixty (60) days after the close of each calendar quarter, showing separately for each BI Product: (i) gross sales by BI, its Affiliates and sublicensees, broken down by both units sold and revenue and the calculation of Net Sales pursuant to Article 1.26; (ii) details of the quantifies sold in each country; (iii) royalties due to Sequana pursuant to Articles 4.2; and (iv) details of payments (if any) by BI to third parties pursuant to any third party licenses, as described in Article 4.4 above. Concurrently with the making of each such report, BI shall pay to Sequana all royalties due on account of Net Sales during the preceding calendar quarter.

    Late Payments. In the event either Party makes a late payment or any amounts due under this Agreement, such Party shall pay interest on such amount from the date such payment was due at a rate equal to the prime rate reported by the Deutsche Bank, Frankfurt am Main, Germany plus two percent. The foregoing shall in no way limit any other remedies available to either Parry.

    Currency Conversion. All amounts required to be paid pursuant to this Agreement shall be paid in U.S. Dollars. If any currency conversion shall be required in connection with the calculation of royalties hereunder, such conversion shall be made by converting the currency first into German marks and then into U.S. Dollars using in both cases the average monthly exchange rates as published regularly by Deutsche Bank, Frankfurt am Main, Germany, and as customarily used by BI in its accounting system.

    Audits. BI shall keep complete and accurate records in sufficient detail to properly reflect all gross sales, deductions from Net Sales, and to enable the royalties payable hereunder to be determined. Upon the written request of Sequana not more than once in each calendar year, BI shall permit an independent certified public accounting firm of nationally recognized standing, selected by Sequana and reasonably acceptable to BI, and at Sequana's expense (except as provided below), to have access during normal business hours to such of the records of BI as may be reasonably necessary to verify the accuracy of the royalty reports hereunder for any year ending not more than twenty-four (24) months prior to the date of such request. The accounting firm shall disclose all information gathered or concluded to BI and to Sequana, only whether the records are correct or not and the specific details concerning any discrepancies. No other information shall be shared with Sequana. If the accounting firm concludes that additional royalties were owed during such period, BI shall pay all costs associated with the audit and the unpaid royalties within thirty (30) days of the date the accounting firm delivers the firm's written report to the Parties, with interest thereon at the prime rate reported by the Bank of America on the last calendar day of the quarter in which such payments were due. Should the accounting firm conclude that BI has over paid any royalties, Sequana shall credit any overpayment to BI against amounts later due Sequana.

    Withholding Taxes.

        Deduction. BI shall deduct any withholding taxes from the payments due under this Agreement and pay them to the proper tax authorities as required by the laws of Germany applicable at the date of payment. BI shall not deduct any other withholding or any other governmental charges from the payments due under this Agreement, including but not limited to any such taxes or charges incurred as a result of an assignment pursuant to Article 13 or a sublicense pursuant to Article 5 by BI, except as noted above. BI shall annually provide Sequana with official receipts of payment of any withholding taxes and forward these receipts to Sequana. The Parties shall use their best efforts to ensure that any withholding taxes imposed are reduced or eliminated as far as possible under the terms of the current or any future double taxation agreement between the U.S. and Germany.

        Certificate of Tax Exemption. In accordance with the tax laws of Germany as of the Effective Date, a reduction of withholding tax requires that the German Bundesamt fur Finanzen issue a Certificate of Tax Exemption. In order to achieve such a reduction, Sequana shall provide BI with a completed Application for Tax Exemption and a Certificate of Filing a Tax Return, which forms shall have been provided by BI to Sequana prior to the Effective Date. Payments due to Sequana under the terms of this Agreement are not payable to Sequana until the pertinent Applications for Tax Exemption are provided by Sequana to BI. Notwithstanding the above, BI shall make the payments due to Sequana under the terms of this Agreement, net of any applicable withholding. BI shall notify Sequana as soon as reasonably practicable of any changes regarding the procedure for claiming withholding tax exemptions.

    Product and Compound Definition Disclosures.

        BI Product. Within ten (10) days of the Effective Date, and annually thereafter on the anniversary of the Effective Date, BI shall deposit with Wilson, Sonsini, Goodrich & Rosati, P.C., or another agreed party, a sealed list of all compound identification numbers and products for which BI and its Affiliates have initiated structural optimization, pre-clinical or clinical development for the treatment or prevention of Asthma. Unless otherwise agreed by the Parties, such lists shall remain sealed unless a dispute arises with respect to whether a particular product is a BI Product within the scope of Article 1.7. In such event, both Parties shall be entitled to copies of such lists for purposes of resolving such dispute. Sequana shall treat such copies as Confidential Information.

        Type 4 Compound. Within ten (10) days of the Effective Date, and annually thereafter on the anniversary of the Effective Date, BI shall deposit with Wilson, Sonsini, Goodrich & Rosati, P.C., or another agreed party, a sealed list of targets against which BI has initiated screening for the identification of compounds for the prevention or treatment of Asthma. Unless otherwise agreed to by the Parties, such lists shall remain sealed unless a dispute arises with respect to whether a particular product contains a Type 4 Compound within the scope of Article 1.13.5. In such event, both Parties shall be entitled to copies of such lists for purposes of resolving such dispute. Sequana shall treat such copies as Confidential Information.

  GRANT OF LICENSES

    Licenses to BI.

      Technology License for Research. Subject to the terms and conditions of this Agreement, Sequana grants to BI an exclusive, except as to Sequana, paid-up, worldwide license, with the right to sublicense pursuant to Article 5.3.1, under (i) the Sequana Technology existing as of the Effective Date and developed during the Research Term, and (ii) Sequana's interest in the Joint Results and Joint Patents, to make and use methods and materials to conduct the Research in the Field during the Research Term.

      Technology License for Commercialization of BI Products. Subject to the terms and conditions of this Agreement, Sequana grants to BI, an exclusive, even as to Sequana, worldwide license, with the right to sublicense pursuant to Article 5.3.1 under (i) the Sequana Technology, and (ii) Sequana's interest in the Joint Results and Joint Patents, to make, have made and use Compounds, and to make, have made, use and sell BI Products, including all activities necessary to discover and develop Compounds and BI Products.

      Right of First Refusal for Commercialization of Sequana Products. Sequana hereby grants to BI a Right of First Refusal to acquire an exclusive, world wide license with the right to grant sublicenses according to Article 5.3.1 under (i) the Sequana Technology and (ii) Sequana's interest in the Joint Results and the Joint Patents to make, have made, use and sell Sequana Products.

        In relation to Sequana Products that are necessary for the successful marketing of a BI Product based on the same Asthma Gene, the Right of First Refusal shall commence upon the earlier of (i) notification by Sequana to BI of its decision to sublicense the development of Sequana Products, or (ii) at the time BI enters Phase III testing for the corresponding BI Product, in the event that Sequana has not earlier submitted the pertinent Sequana Product to the FDA for marketing approval or is not capable of providing diagnostic services, and stall terminate six (6) months thereafter or at such other time as the Parties may mutually agree in writing. As used in this Article 5.1.3 and in Article 5.4, "necessary" shall mean required for the identification of the patient population to be treated by a particular BI Product.

        In relation to any Sequana Products not subject to Section 5.1.3.1. above, the Right of First Refusal shall commence upon notification by Sequana to BI of any decision to sublicense the development of such Sequana Product and shall terminate within six (6) months thereafter or at such other time as the Parties may mutually agree in writing.

        The Right of First Refusal may be exercised by BI by providing written notice to Sequana of its interest in entering into a license agreement and the parties shall negotiate such an agreement in good faith for a period of six (6) months.

        After the termination of the Right of First Refusal, or any mutually agreed extension thereof, if BI has failed to exercise the Right of First Refusal, or if BI and Sequana have not entered into a license with respect to the applicable Sequana Product within the specified period, Sequana shall have the right to seek other sublicensees according to Article 5.3.2; provided, however, that Sequana shall not enter into such a license with any third party on terms more favorable than those offered to BI.

    Licenses to Sequana.

      Technology License for Research. Subject to the terms and conditions of this Agreement, BI grants to Sequana an exclusive, except as to BI, paid-up, worldwide license, with the right to sublicense pursuant to Article 5.3.2, under (i) the BI Technology existing as of the Effective Date and developed during the Research Term, and (ii) BI's interest in the Joint Results and Joint Patents, to make and use methods and materials to conduct the Research in the Field during the Research Term.

      Technology License for Commercialization of Sequana Products. Subject to the terms and conditions of this Agreement, BI grants to Sequana, an exclusive, even as to BI, worldwide license, with the right to sublicense pursuant to Article 5.3.2 under (i) the BI Technology, and (ii) BI's interest in the Joint Results and Joint Patents, to make, have made, use and sell Sequana Products including all activities necessary to discover and develop Sequana Products.

      Technology License for the Commercialization of BI Products. In the event of termination pursuant to Article 7.4, BI grants to Sequana, subject to the terms and conditions of this Agreement, an exclusive, even as to BI, worldwide license, with the right to sublicense pursuant to Article 5.3.2 under (i) the BI Technology, and (ii) BI's interest in the Joint Results and Joint Patents, to make, have made, use and sell BI Products.

    Sublicensing.

      Sublicenses Granted by BI. BI shall have the right to grant sublicenses under Article 5.1 to its Affiliates and third parties, including its collaborators and contractors, according to Article 6.2. BI shall promptly notify Sequana in writing of any such sublicenses to third parties. BI shall include in each permitted sublicense a provision requiring the sublicensee to make reports to BI, to keep and maintain records of sales made pursuant to such sublicense and to grant access to such records by Sequana's accounting firm to the same extent required of BI according to Article 4.9.

      Sublicenses Granted by Sequana. Sequana shall have the right to grant sublicenses under Article 5.2 to its Affiliates, and subject to Article 6.2 or Article 5.1.3 to third parties.

      Sublicensing Generally. Any sublicenses granted under this Article 5.3 shall be granted according to the following provisions: (i) any such sublicenses shall be subject to the exclusivity provisions of Article 6 and shall be nontransferable; (ii) any such sublicenses shall be fully consistent with the terms of this Agreement; and (iii) no sublicense granted under this Article 5.3 shall convey any rights greater than the rights held by the Party granting the license.

    Sequana Product Distribution Rights. If BI is developing a BI Product, and it is necessary for the successful marketing of such BI Product to distribute with it a Sequana Product based on the same Asthma Gene, in the event that BI has not exercised its Right of First Refusal in accordance with Article 5.1.3, Sequana will grant to BI solely in conjunction with the commercialization of such BI Product the worldwide, co- exclusive (with Sequana) fight to distribute Sequana Products relating to such BI Products, on terms to be negotiated in good faith.

  EXCLUSIVITY

    Research Exclusivity.

      After the Effective Date and until two (2) years after the end of the Research Term, subject to Sequana's existing agreements with third parties relating to asthma patient samples and such further agreements as the JRC may approve, neither Party will conduct any research in the Field with any other third party except as provided according to Article 6.2; provided, however, BI may collaborate with research and development relating to Asthma with third parties, outside the Field. Notwithstanding the above, either party may conduct research and commercialization activities with respect to diseases other than Asthma, alone or with third parties.

      Notwithstanding Article 6.1.1, in the event that Sequana materially breaches the Agreement, and BI terminates this Agreement pursuant to Section 12.2, BI may enter into collaborations with third parties to conduct research in the Field.

      Notwithstanding Article 6.1.1, in the event that BI materially breaches the Agreement or terminates the Research prior to the end of the Research Term pursuant to Article 12.5, or Sequana terminates this Agreement pursuant to Section 12.2, Sequana may enter into collaborations with third parties to conduct research in the Field.

    Third Party Contractors and Collaborators. During the Research Term, either Party shall be permitted to engage in research collaborations or scientific contract work to conduct Research with third parties provided that each collaboration is approved by the JRC and subject to the confidentiality provisions according to Article 8. Such approval shall include and set forth: (i) the financial terms of the third party collaboration, including the amounts of funding to be provided by each of the Parties to the third party collaborator; (ii) provisions that rights within the Field developed or received by either Party in the course of the third party collaboration will be considered rights of that Party under this Agreement; and (iii) provisions for any grant of intellectual property rights to the third party.

  DEVELOPMENT

    BI Development. BI will be responsible, at its option, subject to Article 7.4 and at its expense, for all preclinical and clinical development of the BI Products. BI will use its reasonable commercial efforts to conduct all such preclinical and clinical development as promptly as practicable, to obtain worldwide regulatory approvals for the sale of BI Products and to market the BI Products in all markets where BI receives regulatory approval. BI will, to the extent available to BI, provide the necessary resources, expertise and support activities to carry out development of BI Products in an effective and timely manner and will be responsible for the costs involved. BI is solely responsible for the development of all BI Products, including: discovery, formulation, toxicology, pre-clinical efficacy and clinical trials registration with all governmental authorities, manufacturing, commercialization, sales and support. BI's failure to develop BI Products shall not be a failure by BI to fulfill any provision of this Agreement and shall not be construed to be a material breach of this Agreement according to Article 12.2, but shall be subject to Article 7.4 below.

    Due Diligence Reports. BI will provide to Sequana quarterly reports within thirty (30) days after the end of each BI calendar quarter describing, in reasonable detail, the progress of BI's development of BI Products.

    Sequana's Development. Sequana may, at its option and expense, provide the necessary resources, expertise and support activities to carry out development of Sequana Products. Sequana's failure to develop Sequana Products shall not be a failure by Sequana to fulfill any provision of this Agreement and shall not be construed to be a material breach of this Agreement according to Article 12.2.

    Termination of BI Licenses. If BI fails to use diligent efforts to develop BI Products based on a particular Asthma Gene, in a Major Country, then BI's license and rights to develop and market BI Products based on the particular Asthma Gene in that Major Country shall terminate and Sequana shall acquire such rights and licenses under Article 5.2.3. Under such circumstances BI shall be entitled to receive royalties on any sales of the BI Product, in an amount which reflects BI's contribution to the development of such BI Product, if such contribution was significant and other than through the performance of the Research, and in any event in an amount no greater than that set forth in Article 4.2 for comparable products. As used herein, BI shall be deemed to have used diligent efforts with respect to the development of BI Products based on a particular Asthma Gene if BI devotes a commercially reasonable level of resources, budget and personnel with respect to such development. BI's rights and licenses shall be terminated under the provisions of this Article 7.4 only in the event that Sequana gives BI ninety (90) days notice of its intention to terminate such rights and licenses based on BI's failure to use diligent efforts, and only in the event that BI fails to initiate diligent efforts during such ninety (90) day period.

  CONFIDENTIALITY

    Obligation of Non-Disclosure. Any Confidential Information communicated by the Parties under this Agreement shall be maintained in strict confidence for a period of ten (10) years by the receiving Party and shall not be disclosed by either Party to any third party, except as provided in Articles 9.2 or 10 or the following sentence. Such Confidential Information may be disclosed by a Party to an Affiliate, or to a contractor or collaborator according to Article 6.2, or to a consultant retained by a Party or retained by an Affiliate or to any other person or entity permitted to be engaged pursuant to the terms of this Agreement, provided that such Affiliate, consultant, collaborator or other person or entity agrees to be bound substantially in writing to the same extent as the Parties under this Article 8.

    Exceptions. The provisions of Article 8.1 will apply to all Confidential Information except that which:

      is known by the receiving Party prior to its disclosure; or,

      becomes known to the receiving Party from a third party under no obligation of non-disclosure regarding such information; or,

      is public knowledge or later becomes public knowledge through no act on the part of the receiving Party; or

      is filed with an IND, NDA or PLA, or contained in a press release or published; as otherwise expressly authorized under this Agreement.

  In order to be treated as Confidential Information for purposes of this Agreement, each Party shall use its best efforts to summarize in writing and deliver to the other Party within sixty (60) days following disclosure, any Confidential Information that is disclosed orally or visually and which the disclosing Party wishes the receiving Party to maintain under an obligation of non-disclosure under Article 8.1.

  Nothing in this Article 8 shall prevent a Party from disclosing Confidential Information received hereunder or generated by such Party by itself to government authorities to the extent necessary, in the good faith opinion of such Party, to receive government permission to make, have made, use, or sell, BI Products or Sequana Products, as the case may be, or as required in connection with the exercise of the licenses granted under Article 5.

  PUBLICATION

    Manuscripts. Manuscripts intended for publication which relate to Research will require approval in writing by both Parties. Each Party will decide upon such approval within thirty (30) days of receipt by the Party of each manuscript, or sixty (60) days in the case of manuscripts that potentially relate to a Patent or Patent Application of a Party.

    Authorship. All publications or communications arising from the Research shall be authored pursuant to customary scientific protocol, as determined by the JRC. The order of authorship of all publications will be decided by the JRC.

    Publicity Review. BI and Sequana will jointly discuss and agree, based on the principles of Article 9.4, on any statement to the public regarding the execution and the subject matter of this Agreement, the Research to be conducted by the Parties under this Agreement, or any other aspect of this Agreement, except with respect to disclosures required by law or regulation.

    Standards. In the discussion and agreement referred to in Article 9.3, the principles observed by BI and Sequana will be accuracy, and the requirements for confidentiality under Article 8, the advantage a competitor of BI or Sequana may gain from any public or third party statements under Article 9.3, the requirements of disclosure under any securities laws or regulations of the United States, including those associated with public offerings, and the standards and customs in the pharmaceutical industry for such disclosures by companies comparable to BI and Sequana.

  PROPERTY RIGHTS AND PATENTS

    Ownership. Sequana Technology is owned by Sequana. BI Technology is owned by BI. Joint Results and Joint Patents shall be owned jointly by BI and Sequana. Inventorship and ownership of Joint Results and Joint Patents shall be determined in accordance with the laws of United States and New York, as applicable.

    Sequana Patents. Sequana Patents shall be prosecuted and maintained by Sequana in consultation with BI, at Sequana's expense and Sequana shall be responsible for the conduct of any interferences, re-examinations, reissues or oppositions relating thereto. Sequana shall keep BI informed of the Sequana Patent filings, prosecution and maintenance reasonably in advance of any relevant actions and deadlines to allow for review and consultation with BI. In the event that Sequana elects not to pursue prosecution or maintenance of any Patent or Patent Application related to Sequana Technology, Sequana shall give BI not less than sixty (60) days notice before any relevant deadline or any public disclosure and BI shall have the right to pursue, at its expense, prosecution of such Patent or Patent Application.

    BI Patents. BI Patents shall be prosecuted and maintained by BI, in consultation with Sequana, at BI's expense and BI shall be responsible for the conduct of any interferences, re-examinations, reissues or oppositions relating thereto. BI shall keep Sequana informed of the BI Patent filings, prosecution and maintenance reasonably in advance of any relevant actions and deadlines to allow for review and consultation with Sequana. In the event that BI elects not to pursue prosecution or maintenance of any Patent or Patent Application related to BI Technology, BI shall give Sequana not less than sixty (60) days notice before any relevant deadline or any public disclosure and Sequana shall have the right to pursue, at its expense, prosecution of such Patent or Patent Application.

    Joint Patents. Joint Patents shall be prosecuted and maintained by BI in consultation with Sequana, at BI's expense and BI shall be responsible for the conduct of any interferences, re-examinations, re-issues or oppositions relating thereto. BI shall keep Sequana informed of the Joint Patent Filings, prosecution and maintenance reasonably in advance of any relevant actions and deadlines to allow for review and consultation with Sequana. In the event that BI elects not to pursue prosecution or maintenance of any Patent or Patent Application within the Joint Patents, BI shall give Sequana not less than sixty (60) days notice before any relevant deadline or any public disclosure and Sequana shall have the right to pursue, at its expend, prosecution or such Patent or Patent Application.

    Cooperation Among Parties. Each Party shall make available to the other its employees, agents or consultants as is reasonably necessary or appropriate to enable such Party to file, prosecute and maintain Patents and Patent Applications as permitted under this Agreement, including, without limitation, by providing the other the opportunity to fully review and comment on any documents as far in advance of filing dates as feasible which will be filed in any patent office, and providing the other copies of any documents that such party receives from such patent offices promptly after receipt, including notice of all interferences, reissues, re-examinations, oppositions or requests for patent term extensions.

    Infringement of Patents by Third Parties.

      Notice. Each party shall promptly notify the other in writing of any alleged or threatened infringement of the Sequana Patents, the BI Patents, or the Joint Patents of which it becomes aware.

      Sequana Patents. Sequana shall retain the sole right to bring, at Sequana's expense, an appropriate action against any person or entity infringing a Sequana Patent directly or contributorily. Any recovery so obtained shall be paid to Sequana. In the event that an alleged infringer is engaged in the marketing or commercialization of a product that competes with a BI Product or Compound in a country in which BI retains marketing or commercialization rights, and Sequana is unable or unwilling to sue the alleged infringer within one hundred twenty (120) days of the date of notice of such infringement or thirty (30) days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, whichever comes first, BI may, but shall not be required to, prosecute the alleged infringement or threatened infringement. In such event, BI shall act in its own name and at its own expense, and Sequana shall cooperate fully and completely with BI, at the expense of BI. In the event of such action by BI, any recovery obtained shall be paid to BI.

      BI Patents. BI shall retain the sole right to bring, at BI's expense, an appropriate action against any person or entity infringing a BI Patent directly or contributorily. Any recovery so obtained shall be paid to BI. In the event that an alleged infringer is engaged in the marketing or commercialization of a product that competes with a Sequana Product or Compound in a country in which Sequana retains marketing or commercialization rights, and BI is unable or unwilling to sue the alleged infringer within one hundred twenty (120) days of the date of notice of such infringement, or thirty (30) days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, whichever comes first, Sequana may, but shall not be required to, prosecute the alleged infringement or threatened infringement. In such event, Sequana shall act in its own name and at its own expense, and BI shall cooperate fully and completely with Sequana, at the expense of Sequana. In the event of such action by Sequana, any recovery obtained be to Sequana.

      Joint Patents. In the event that the Parties become aware of any alleged or threatened infringement of the Joint Patents, the Parties shall confer and may agree jointly to prosecute such infringement. If the Parties do not agree on whether or how to proceed with enforcement activity within:

        ninety (90) days following the notice of alleged infringement or,

        thirty (30) days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, whichever comes first, then either Party may act in its own name to commence litigation with respect to the alleged or threatened infringement.

  In the event a Party brings an infringement action, the other Party shall cooperate fully and completely. Neither Party shall have the right to settle any patent infringement litigation under this Article 10.6.4, in a manner that diminishes the rights or interests of the other Party without the consent of such other Party. The costs of any litigation commenced pursuant to this Article 10.6.4, including attorneys' fees and expenses, shall be borne equally by the Parties if joint prosecution was agreed upon, with such costs to be accounted for in equalizing payments to be made on a quarterly basis, or shall be borne by the single Party who prosecutes the infringement. Only out- of-pocket costs shall be accounted for and reimbursed under this Article 10.6.4, without an allocation for internal resources devoted to litigation. Except as otherwise agreed to by the Parties as part of a cost sharing arrangement, any recovery realized as a result of such litigation shall be shared equally by the Parties if joint prosecution was agreed upon or shall be the sole property of the single Party prosecuting the infringement.

  INDEMNITY AND INSURANCE

    BI. BI agrees to indemnify, defend and hold Sequana, its Affiliates and Sublicensees and their respective directors, officers, employees and agents (the "BI Indemnitees") harmless from and against any losses, costs, claims, damages, liabilities or expense (including reasonable attorneys' fees and court and other expenses of litigation) (collectively, "Liabilities") arising out of or in connection with third party claims relating to (i) any BI Products or Sequana Products developed, manufactured, used sold or otherwise distributed by or on behalf of BI, its Affiliates, sublicensees or other designees pursuant to Article 5.1 herein (including, without limitation, product liability claims), (ii) BI and its Affiliate(s) performance of the Research, or (iii) any breach by BI of its representations and warranties made in this Agreement, except, in each case, to the extent such Liabilities resulted from the gross negligence (including grossly negligent acts or omissions) or intentional misconduct of Sequana.

    Sequana. Sequana agrees to indemnify, defend and hold BI, its Affiliates and Sublicensees and their respective directors, officers, employees and agents (the "BI Indemnitees") harmless from and against any losses, costs, claims, damages, liabilities or expense (including reasonable attorneys' fees and court and other expenses of litigation) (collectively, "Liabilities") arising out of or in connection with third party claims relating to (i) any Sequana Products developed, manufactured, used, sold or otherwise distributed by or on behalf of Sequana, its Affiliates, sublicensees or other designees pursuant to Article 5.2 herein (including, without limitation, product liability claims), (ii) Sequana and its Affiliate(s) performance of the Research, or (iii) any breach by Sequana of its representations and warranties made in this Agreement, except, in each case, to the extent such Liabilities resulted from the gross negligence (including grossly negligent acts or omissions) or intentional misconduct of BI.

    Procedure. In the event that any Indemnitee intends to claim indemnification under this Article 11 it shall promptly notify the other party in writing of such alleged Liability. The indemnifying party shall have the right to control the defense thereof with counsel of its choice; provided, however, that arty Indemnitee shall have the right to retain its own counsel at its own expense, for any reason, including if representation of any Indemnitee by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceeding. The affected Indemnitees shall cooperate with the indemnifying party and its legal representatives in the investigation of any action, claim or liability covered by this Article 11. The indemnified party shall not, except at its own cost, voluntarily make any payment or incur any expense with respect to any claim or suit without the prior written consent of the indemnifying party, which such party shall not be required to give.

    Insurance. BI will maintain in force at its sole cost and expense a general liability insurance policy adequate to cover its indemnification obligations hereunder.

  TERMINATION

    Termination by Mutual Agreement. By mutual agreement, the Parties may terminate this Agreement at any time.

    Termination for Material Breach. Sequana or BI may terminate this Agreement upon ninety (90) days written notice selling forth in reasonable detail the specifics of the material breach, provided however, that within such ninety (90) day period, the Party in material breach may cure the deficiency or the Parties may agree on a settlement in which case the termination by Sequana or BI shall not occur. Disputes subject to resolution pursuant to Articles 3.5.1 and 3.5.2 shall not be the basis of any material breach under this Article. Notwithstanding the above, except in the case where there is a bona fide dispute over an amount due which the parties are attempting to resolve, in the case of a failure to pay any amount due under this Agreement, the failure to pay any such amount within thirty (30) days after written notice of such failure shall be a material breach hereof.

    Termination for Bankruptcy. Either Party may immediately terminate this Agreement by giving written notice to the other Party in the event of (i) the liquidation of the other Party, (ii) the appointment of a receiver or similar officer for the other Party, (iii) an assignment by the other Party for the benefit of all or substantially all of its creditors, (iv) entry by the other Party into an agreement for the composition, extension, or readjustment of all or substantially all of its obligations, or (v) the filing of a meritorious petition in bankruptcy by or against the other Party under any bankruptcy or debtors' law for this relief or reorganization which, in the case of such a petition filed against the other Party, is not dismissed within sixty (60) days.

    Effects of Termination for Breach or Bankruptcy. Termination by Sequana or BI under Article 12.2 or 12.3 shall not affect the rights of the terminating Party to take any other legal action (including any action for damages arising from a material breach). In the event of such termination:

      any licenses granted to the breaching or bankrupt Party under Article 5 with respect to Sequana Technology, BI Technology or Joint Results and Joint Patents conceived or otherwise developed prior to the effective date of termination will terminate; and

      any licenses granted to the non-breaching or non-bankrupt Party under Article 5 prior to the effective date of termination will continue in effect at the option of the non-breaching or non-bankrupt Party, as long as the non-breaching or non-bankrupt Party abides by the terms of the license and the surviving provisions of this Agreement, including but not limited to the obligation to pay milestone payments and royalties under Article 4, and subject to later termination under the terms of this Article 12. Any Court awarded damages granted to BI pursuant to this Article 12.4, arising from material breach or bankruptcy of Sequana, may be deducted from milestone and/or royalty payments which may subsequently be due to Sequana. In addition, if BI is the terminating non-breaching or non-bankrupt Party, then BI's surviving licenses shall continue to be subject to reversion to Sequana under Article 7.4. In the case of a bankruptcy, the Parties acknowledge that 11 U.S.C. 365 sets forth certain rights and obligations of the Parties.

    BI Termination.

      Following the third anniversary of the Effective Date, BI may, at its discretion, terminate this Agreement including the licenses granted herein with six (6) months notice to Sequana. In the event of any such termination, at Sequana's request, BI shall assign BI's entire interest in the Joint Results and Joint Patents to Sequana, and grant Sequana an exclusive license, with the right to sublicense, under the BI Technology to make, have made, use and sell Compounds and BI Products. If Sequana commercializes products under such a license, Sequana shall pay to BI royalties in an amount which reflects BI's contribution to the development of such BI Product, if such contribution was significant and other than through the performance of the Research, and in any event in an amount no greater than that set forth in Article 4.2 for comparable products.

      Following the third anniversary of the Effective Date, if Sequana has identified at least one Asthma Gene through the Research, BI may elect to terminate the Research with six (6) months notice to Sequana. In the event of any such termination prior to the fifth anniversary of the Effective Date, BI shall pay to Sequana a "wind-down" payment equal to fifty percent (50%) of the funding budgeted for the Research in the preceding twelve (12) month period. In addition, the licenses in effect on the effective date of such termination shall remain in effect with respect to any Asthma Genes, Compounds or BI Products with respect to which BI is then diligently pursuing development and/or commercialization, subject to the terms and conditions of this Agreement.

    Change of Control. In the event that a pharmaceutical company succeeds to all or substantially all of the business or assets of Sequana to which this Agreement relates, whether by sale, merger, operation of law or otherwise, prior to the end of the Research Term, BI may terminate the Research with thirty (30) days notice to Sequana. Notwithstanding such termination, BI's other obligations will continue in effect, subject to the terms and conditions of this Agreement. As used in this Article 12.6, "pharmaceutical company" shall mean a company whose primary business is the marketing and sale of human therapeutic products. In addition, the licenses in effect on the effective date of termination shall remain in effect with respect to any Asthma Genes, Compounds or BI Products with respect to which BI is then diligently pursuing development and/or commercialization, subject to the terms and conditions of this Agreement.

    Survival. Articles 3.5, 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9, 4.10, 7.4, 8, 9, 10, 11 and 16 shall survive any termination or expiration of this Agreement (excluding expiration according to Article 12.8).

    End of Agreement. This Agreement and all obligations of both Parties hereunder, unless earlier terminated according to this Article 12, shall expire concurrently with the expiration of the last- to-expire royalty obligation hereunder. Following such an expiration, BI shall have a non-exclusive, royalty-free, fully-paid license under the Sequana Technology to make, have made, and use Compounds and to make, have made, use and sell BI Products, and Sequana shall have a non-exclusive, royalty-free, fully- paid licensed under the BI Technology to make, have made, use sell Sequana Products.

  ASSIGNMENT

    Assignment. Neither Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement to a third party without the prior written consent of the other Party, which consent will not be unreasonably withheld; provided, however, that each Party may assign this Agreement without such consent to an entity that succeeds to all or substantially all of its business or assets to which this Agreement relates, whether by sale, merger, operation of law or otherwise. Subject to the foregoing, this Agreement shall be binding upon the Parties and their respective successors and assigns.

    Assignment to Affiliates. Notwithstanding the foregoing, BI will be entitled to exercise any or all of its rights and to perform any or all of its duties under this Agreement through one or more Affiliates on the condition that BI will guarantee due and satisfactory performance by any such Affiliate of any duty delegated to it.

  REPRESENTATIONS AND WARRANTIES

    Mutual Representations and Warranties. Each Party hereby represents and warrants:

      Corporate Power. Such Party is duly organized and validly existing under the laws of the state of its incorporation and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof.

      Due Authorization. Such Party is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder.

      Binding Agreement. This Agreement is a legal and valid obligation binding upon it and is enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by such Party does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any law or regulation of any court, governmental body or administrative or other agency having authority over it.

    Sequana Representations and Warranties. Sequana hereby represents and warrants that to the best of its knowledge as of the Effective Date that there are no issued third party patents or pending patent applications which would be infringed by BI's practice of the Sequana Technology existing as of the Effective Date, pursuant to the licenses granted herein.

    Disclaimer. BI and Sequana specifically disclaim any guarantee that the Research will be successful, in whole or in part. The failure of the Parties to successfully clone Asthma Genes will not constitute a breach of any representation or warranty or other obligation under this Agreement. Neither BI nor Sequana makes any representation or warranty or guaranty that the Research will be successful. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, SEQUANA AND BI AND THEIR RESPECTIVE AFFILIATES MAKE NO REPRESENTATIONS AND EXTEND NO WARRANTIES OR CONDITIONS OF ANY KIND, EITHER EXPRESS OR IMPLIED, WITH RESPECT TO THE SEQUANA TECHNOLOGY OR BI TECHNOLOGY, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

  NOTICES

    Notices. Any notice or other communication required or permitted under this Agreement will be in writing and will be deemed given as of the date it is: (i) delivered by hand; or (ii) mailed, postage prepaid, first class, certified mail, return-receipt requested, to the Party at the address listed below; or at an updated address; or (iii) sent, shipping prepaid, return- receipt requested, by overnight delivery service (e.g., DHL, FedEx), to the Party at the address listed below; or at such other address as the applicable Party may indicate by notice hereunder.

To Sequana:	Sequana Therapeutics, Inc.
11099 North Torrey Pines Road, Suite 160
La Jolla, California 92037
Attn: Chief Executive Officer
To BI:	Boehringer Ingelheim International GmbH
D-55216 Ingelheim am Rhein
Attn: Corporate Licensing
cc: Legal Department

  MISCELLANEOUS

    Governing Law; Venue. The construction and performance of this Agreement will be governed by the laws of the State of New York, without reference to conflicts of laws principles. The exclusive venue of any disputes arising under this Agreement which are not settled by binding arbitration pursuant to Article 3.5.2 shall be in the U.S. District Court for the Southern District of New York, and the Parties hereby consent to the personal jurisdiction of such court.

    Non-Use of Name. Neither Party will, without the prior written consent of the other Party use in advertising, publicity or otherwise, the name of any employee or agent, any tradename, trademark or simulation thereof owned by the other Party, or represent, either directly or indirectly, that any product or service of the other Party is a product or service of the representing Party or that it is made in accordance with or utilized the information or documents of the other Party, except as may be required by law. Notwithstanding the above, Sequana may disclose the basic provisions of this Agreement for the purpose of obtaining additional funding or engaging in merger discussions. Any such disclosure shall be subject to the confidentiality provisions as set forth in Article 8.

    Waiver. The failure of a Party in any instance to insist upon the strict performance of certain terms of this Agreement will not be construed to be a waiver or relinquishment of any of the remaining terms of this Agreement, either at the time of the Party's failure to insist upon strict performance or at any time in the future, and such remaining terms will continue in full force and effect.

    Severance. Each clause of the Agreement is a distinct and severable clause and if any clause is deemed illegal, void or unenforceable, the validity, legality or enforceability of any other clause or portion of this Agreement will not be affected thereby.

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    Compliance with Agreement and Laws. Each Party shall comply in all material respects with the terms of this Agreement and with all laws, rules and regulations applicable to the discovery, development, manufacture, distribution, import and export and sale of pharmaceutical products pursuant to this Agreement.

    No Other Products. Except as otherwise agreed or specifically provided in the terms of this Agreement, neither BI not its Affiliates nor sublicensees shall commercialize any Compound other than as a BI Product, except in accordance with this Agreement.

    Limitation of Liability. In no event shall either Party be liable to the other Party for any lost profits, cost of procurement of substitute goods or services, or other indirect, special, incidental or consequential damages, however caused and on any theory of liability, arising out of or related to this Agreement. The foregoing will not affect either Party's liability, if any, with respect to contribution or indemnity for third party claims for personal injury, death, or physical damage to property.

    [THIS SPACE INTENTIONALLY LEFT BLANK]

    Entire Agreement. This Agreement together with its Exhibits contain the entire agreement and understanding between the Parties as to its subject matter. It merges all prior discussions between the Parties and neither Party will be bound by conditions, definitions, warranties, understandings, or representations concerning such subject matter except as provided in this Agreement. This Agreement can only be modified by written agreement duly signed by persons authorized to sign agreements on behalf of both BI and Sequana.

In Witness Thereof; the Parties hereto set their hands to this Agreement.

Sequana Therapeutics, Inc.

By: /s/ Kevin J. Kinsella

Name: Kevin J. Kinsella

Title: Chief Executive Officer

Date:_____________________________

Boehringer Ingelheim International GmbH

By: /s/ Muller /s/ D. G. Mitchard

Name: Muller Mitchard

Title: Authorized figuratives

Date:_____________________________

By:________________________________

Name:______________________________

Title:_____________________________

Date:______________________________

Exhibit A

Sequana

Therapeutics

Boehringer

Ingelheim

Isolation of Asthma & Atopy

Susceptibility Genes

Research Plan

1995-1996

Outline Research Proposal

1995-1996

Strategic Overview

Bronchial hyperresponsiveness and atopic asthma are polygenic conditions resulting from complex interactions of genes and environmental agents. Sequana Therapeutics has undertaken to isolate and characterize genes involved in asthma etiology. The current asthma program is focused on identifying genes contributing to bronchial hyperresponsiveness (BHR) and frank asthma in humans. Several large unique asthmatic patient populations have been ascertained in this effort, and a complete genome scan has lead to identification of at least two novel genetic loci influencing BHR/frank asthma. In late 1995 we will augment this ongoing program using several complementary patient populations selected for allergic asthma, or atopy.

The research plan for 1995 and 1996 has three primary foci:

1. Fine genetic mapping and mutation detection in the two BHR loci that have been identified and validated;

2. Additional genome-wide screening for BHR and frank asthma susceptibility loci, followed by verification of linkage and linkage disequilibrium in independent patient samples;

3. Genome-scan and candidate gene evaluation of atopy genes in genetically informative samples of phenotypically and ethnically matched atopic families.

Current Progress

Patient Collection: Airway Hyperreactivity

Tristan da Cunha. To date, Sequana has collected BHR, frank asthma, and atopy-related phenotypes from four independent samples. The cornerstone of these samples is entire population of the island of Tristan da Cunha. Tristan da Cunha, a small South Atlantic island situated between Rio de Janeiro, Brazil and Capetown, South Africa, is inhabited by 282 living descendants of seven British, American, Italian, and Dutch founders. Current inhabitants reflect ten generations of intense inbreeding, which has resulted in kinship resemblances of at least first cousin levels for all individuals. This degree of inbreeding, coupled with at least one recorded case of asthma in the island founders, has led to a population prevalence of 20% -50% for frank asthma, BHR, and allergic response. The founder effect in this population renders it the most unique and powerful asthma patient resource in the world.

DNA and asthma and atopy phenotypes have been obtained from nearly all (269/282) living inhabitants of Tristan da Cunha. The primary phenotypes for analysis include lifetime history of asthma, age of asthma onset, methacholine challenge response, smoking history, and skin prick tests for twelve common allergens.

Replication Samples: Toronto. A major emphasis of our research strategy for identifying novel genetic loci is to validate suggestive linkages by replication with independent patient samples. Accordingly, Sequana has established two cohorts of sib-pair samples for replication with Tristan da Cunha. The first comprises 110 Caucasian sib pairs drawn from Toronto, Ontario, Canada. Toronto sib-pairs were ascertained based on the following criteria: (i) proband having methacholine PC20 < 4 mg/ml; (ii) availability of at least one sibling of the proband, either affected or unaffected; (iii) at least one living parent from whom DNA could be obtained. Phenotypes obtained from this cohort include: Asthma history questionnaire, methacholine challenge test, total IgE level, skin prick responses to 10 common allergens, and smoking history.

QIMR. The second replication sample consists of 221 dizygotic twin pairs, obtained via a collaboration with the Queensland Institute of Medical Research (QIMR) in Brisbane, Australia. This sample was drawn from a registry of over 4000 twin pairs, with ascertainment based on positive history of wheezing followed by physician diagnosis of asthma or atopy. Available phenotypes include histamine challenge responses, physician diagnosis of asthma and atopy, skin prick responses to twelve common allergens, total IgE, smoking history and other respiratory-related environmental exposures, and over 200 additional anthropometric, demographic, and medical variables obtained by questionnaire and physician interview.

Chinese Family. BHR, asthma, and atopy phenotypes also have been obtained from a large family of 174 Chinese individuals living in Toronto, Ontario. This family was identified based on a high proportion of asthmatics (> 25%). DNA has been extracted from all individuals. This family is not used as a replication of Tristan da Cunha due to ethnic differences; rather, it is employed to evaluate mutation ages and variability among ethnicities.

Linkage Analysts

Genome Scan. A 20 cM genome scan of more than 240 microsatellite markers has been completed on the Tristan da Cunha population. Linkage analyses of these data have yielded 11 possible linkages for airway hyperreactivity at a probability level of 51% or less. Many of these are likely to be false positives due to random statistical fluctuation; however, two linkages exceed the 0.5% level, and two others occur with probability less than 0.01%. These latter findings correspond to LOD scores greater than 4.0. These loci are henceforth denoted WHZ1 and WHZ2.

WHZ1 Saturation. The chromosomal regions surrounding the initial WHZ1 and WHZ2 markers have been saturated with additional polymorphic genetic markers. Most of the work in this saturation has focused on WHZ1, owing to stronger initial evidence for linkage (probability = .00004) and an attractive candidate gene very near the linked marker. Saturation marker mapping of WHZ2 is ongoing. The resulting genetic map of WHZ1 includes markers spaced in intervals no greater than 5 cM across a possible linked region of approximately 30 cM. Sib-pair and affected pedigree member linkage analyses of the saturation markers yielded confirmatory evidence for linkage and refined the genetic interval to 12 cM. Eight additional markers spanning the 12 cM region have been identified and developed. These are shown below, with genetic distances by the Tristan da Cunha population.

Replication. The saturation markers have been genotyped in the Toronto and QIMR sib-pair samples. Sib-pair analyses of both samples yielded significant evidence for linkage to multiple markers in this region (p <.05). Control markers located in unlinked regions of the genome provided appropriate negative evidence for linkage. In all samples, WHZ1 linkage was obtained with frank asthma and positive airway hyperreactivity, but not for available measures of atopy (skin prick tests in all samples; IgE in Toronto and QIMR). This replication in three independent samples represents the strongest evidence ever compiled for an asthma susceptibility gene.

WHZ1a candidate gene. It is noteworthy that the strongest evidence for linkage in the Toronto sib-pair and QIMR samples is not obtained at the initial marker identified in Tristan da Cunha (marker "D" shown above). Rather, the most significant marker is situated approximately 1.3 cM proximal, shown as marker "C" above. Furthermore, the QIMR sample, which is our largest outbred sib-pair sample, yields a further refined interval for linkage, spanning approximately 3.6 cM on the map above (markers "B" to "E"). This interval contains an attractive candidate gene for airway hyperreactivity, which we denote WHZ1a. This candidate gene is less than 0.5 cM from marker "C".

Physical Mapping and Sequencing

Cloning of Genomic Regions. In the physical mapping core group at Sequana, yeast artificial chromosomes (YACS) containing genetic markers linked to each asthma locus are identified by routine PCR methods. A contig of overlapping clones is then assembled using sequence tagged sites (STSs) to establish overlaps between the clones, fluorescence in situ hybridization (FISH) to assay for chimerism, and pulse field gel electrophoresis (PFGE) to size the clones. A YAC contig for the WHZ1 asthma locus (shown below) has been completed. Seven known genes are in this contig. In specific regions of interest within each YAC contig, for example near a candidate gene, cosmid contigs are also being assembled. A cosmid contig across the WHZ1a candidate gene within the WHZ1 region is 80% complete.

Identification of New Genetic Markers. Polymorphic microsatellites (CA)n repeats have been identified from both YACS and cosmids in the WHZ1 region. These markers have contributed to the genetic refinement of the WHZ1 interval. A novel (CA)n repeat polymorphism has been identified in a WHZ1a intron.

Mutation Detection. Initial screening of mutations in WHZ1a is presently underway. Mutation screening of patient DNAs is conducted by several complementary methods:

1. Single stranded conformational polymorphism (SSCP) evaluation is used to detect polymorphism in the coding regions of WHZ1a. This method lends itself to large scale, fast analysts of several candidate genes concurrently.

2. PCR and sequencing of exons of patient DNAs and controls. This provides a very detailed analysis of a particular segment of sequence and can be used to reveal the exact nature of a polymorphism. or mutation identified by methods like SSCP.

3. RT-PCR and Northern blotting are underway to verify the size of candidate gene transcripts and level of expression in available tissues. Analysis of splice variants will also be undertaken.

Future Activities

Overview. Four major areas of emphasis are targeted for the asthma program in 1995-1996. These include:

(i) Gene verification and mutation detection of WHZ1. Although WHZ1a is an attractive candidate gene, there are at least 6 other genes in the region. Primary effort will be devoted to establishing the asthma susceptibility gene(s) in the WHZ1 region and identifying mutations in this gene. This involves both continued physical mapping of WHZ1a and physically locating and screening other genes in cloned regions. WHZ1a polymorphisms/mutations will be characterized by the end of September 1995.

(ii) Marker development, linkage replication, and gene localization of WHZ2. The same approach taken in WHZ1 will be applied to the second strong linkage arising in Tristan da Cunha, WHZ2. This includes construction of a fine genetic map of less than 5 cM, developing additional markers if necessary, replicating linkage and linkage disequilibrium across the markers, determining all known genes and ESTs, and physically mapping the hyperreactivity gene in the region. Marker development and linkage replication will be completed in 1995. Gene localization will begin in 1995 and continue into 1996.

(iii) Identification of other airway hyperreactivity loci. As described above, there are a number of additional asthma loci showing suggestive evidence for linkage. These chromosome regions will be evaluated genetically by replication and by marker development for saturation. Furthermore, a genome scan is planned for the QIMR sample in order to complement the inbred Tristan da Cunha population. The follow-up analyses of suggestive linkages and the 20 cM scan of QIMR will continue through 1996. The QIMR sample numbers can easily be expanded.

(iv) Development of an atopy program. Characterizing genes predisposing to atopy versus asthma is crucial to the research program and to subsequent development of diagnostic and therapeutic agents. Access to additional patient populations for genome scanning and linkage replication is be established at present. The cornerstone of this effort will be a collaboration with Dr. David Marsh of Johns Hopkins University. Dr. Marsh is a world leader in allergic asthma and has collected a very large number of families for identification of atopy genes. The samples of Dr. Marsh, in combination with our QIMR twin sample, provide a complete atopy program, allowing sufficient resources for linkage replication, fine mapping, and mutation characterization. The programme would follow the route of a genome scan with special emphasis on candidate gene regions.

Specific Activities. The Sequana research program is split into five "core" areas, consisting of (1) DNA Collection; (2) Genetic Mapping; (3) Physical Mapping; (4) DNA Sequencing and Mutation Analysis; (5) Gene Characterization and Assay Development. Specific activities in each of these core areas are described below.

DNA Collection

  Acquire additional patient samples for fine mapping BHR genes, including a large (> 2000 individuals) case-control sample for allelic association and epidemiological studies. The Sharp clinic in San Diego is the most likely resource for this sample.

  Acquire atopy samples from Dr. David Marsh, including 400 Amish sib pairs and 500 patients in inbred families from Barbados.

Genetic Mapping

  Conduct linkage disequilibrium analyses of WHZ1 region in all patient populations.

  Develop markers for saturating WHZ2 region and all suggestive linkages arising from Tristan da Cunha.

  Genotype Tristan da Cunha, Toronto sibling pairs, and QIMR twin samples for all saturation markers. Follow-up validated findings with case-control association analyses.

  Conduct 20 cM genome scan of QIMR sample for additional loci.

  Replicate these findings in Tristan da Cunha and Toronto sib pairs.

Physical Mapping and Sequencing

  Complete cosmid contig of WHZ1 region (80% complete at present).

  Identify additional markers in WHZ1 from YACs. Genotype if polymorphic.

  Identify novel genes in the WHZ1 region by exon trapping and cDNA selection as necessary. Perform large scale sequencing (of very limited regions) and identify genes by sequence features.

  Sample-wide variant assessment and correlation with genetic and phenotype data. When the exact sequence of polymorphisms or potential mutations of key patients have been determined, we will assay a much wider selection of patient groups by methods such as allele specific oligonucleotide (ASO) hybridization. This allows assessment of every variant as a genetic trait within the group, and will clarify which variants in which candidate genes are associated with disease.

Gene Characterization

  BI will be largely responsible for gene characterisation and functional assay development.

  Sequana may use the two hybrid system and other yeast genetic techniques to probe the function of any unknown gene, with mutations linked to asthma or associated phenotypes, uncovered by the study.

  Sequana will use its Bioinformatics capability to annotate and integrate all the information obtained about the genes found. This will include the construction of an asthma candidate gene data base and, as appropriate, access to the public databases including three dimensional protein structure prediction programmes.

Exhibit B

Asthma Patient Recruitment

Sequana has entered into agreements with the following groups prior to the Effective Date to acquire patient samples for the study of asthma.

Signed Agreements	Families	Fixed Cost	Variable Cost	Total Cost
Fudan University, PRC	100	$ 15,000	$ 40,000	$ 55,000
RenJi Hospital, PRC	125	0	25,000	25,000
Shanghai 1st Hospital, PRC	125	0	25,000	25,000
Queensland Inst. Med. Res.	220	121,000	121,000	242,000
				$347,000

Amount to be Negotiated and Approved by the JRC
SLRI (China, Toronto)	100	100,000	0	$100,000

COLLABORATIVE RESEARCH AGREEMENT

between

SEQUANA THERAPEUTICS

and

BOEHRINGER INGELHEIM
INTERNATIONAL GmbH

Table of Contents

Page

ARTICLE 1. DEFINITIONS *

ARTICLE 2. RESEARCH *

ARTICLE 3. JOINT RESEARCH COMMITTEE *

ARTICLE 4. DEVELOPMENT MILESTONES AND ROYALTIES *

ARTICLE 5. GRANT OF LICENSES *

ARTICLE 6. EXCLUSIVITY *

ARTICLE 7. DEVELOPMENT *

ARTICLE 8. CONFIDENTIALITY *

ARTICLE 9. PUBLICATION *

ARTICLE 10. PROPERTY RIGHTS AND PATENTS *

ARTICLE 11. INDEMNITY AND INSURANCE *

ARTICLE 12. TERMINATION *

ARTICLE 13. ASSIGNMENT *

ARTICLE 14. REPRESENTATIONS AND WARRANTIES *

ARTICLE 15. NOTICES *

ARTICLE 16. MISCELLANEOUS *